SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON OCTOBER 21, 2013

On October 21, 2013, at 11:00 a.m., at the Company’s offices located at Avenida das Nações Unidas, 8501, 24º andar, São Paulo/SP, CEP 05425-070, a Meeting of the Board of Directors of BRASKEM S.A. was held, with the presence of the undersigned Board Members, pursuant to the signatures found at the end of these minutes. Board Member Newton Sergio de Souza was absent due to a justified reason and was replaced by his respective alternate, Mrs. Monica Bahia Odebrecht. The Chief Executive Officer, Carlos Fadigas, Officer Mauricio Ferro, and Guilherme A. C. Furtado Filho, responsible for the Corporate Governance area were also present. The Chairman of the Board of Directors, Marcelo Bahia Odebrecht, presided the meeting and Marcella Menezes Ferreira de Souza Fagundes, acted as secretary. AGENDA:  I) Subjects for Deliberation: After due analysis of the Proposal for Deliberation (“PD”), a copy and related documentation of which were previously sent for information of the Directors, as set out in its Internal Rules, and shall remain duly filed at the Company’s principal place of business, the following deliberation was unanimously approved  by the attendees pursuant to the terms and conditions set out in the respective PD: PD.CA/BAK – 09/2013 – Election of Officer – (i) acknowledge the resignation of Officer Rui Chammas, received by the Company on October 18, 2013, having registered the gratitude to the withdrawing Officer for his dedication and contributions made during the exercise of his duties as an Officer and (ii) elect Mr. MARCELO DE OLIVEIRA CERQUEIRA, Brazilian citizen, married, chemical engineer, enrolled in the Individual Taxpayers’ Register of the Ministry of Finance (CPF/MF) under No. 509.945.144-68, bearer of Identity Card RG No. 471232 SSP/AL, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Avenida das Nações Unidas, 8501, 24º andar, Pinheiros, São Paulo/SP, CEP: 05425-070 to perform the duties of Company’s Officer for the remaining term of office which shall end upon the occurrence of the meeting of the Board of Directors held after the Annual General Meeting to be held in 2015. The Officer hereby elected takes office on the date hereof and has submitted all representations, in writing, for purposes of article 37, item II, of Law No. 8,934 of November 18, 1994, with wording provided by Law No. 10,194 of February 14, 2001, according to the provision of paragraph 1 of article 147 of

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)   3504-7932

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON OCTOBER 21, 2013

Law No. 6,404 of December 15, 1976, asserting he is not prohibited by any special law or has been sentenced for a crime of bankruptcy, malfeasance, bribery or payoff, graft, embezzlement; or against the welfare, public credit or property or a criminal penalty that prohibits, even if temporarily, his access to public offices, and also submitted, in order to comply with the provisions in CVM Rulings No. 358 of January 3, 2002 and 367 of May 29, 2002, representations in writing under such Rulings, which have been filed at the Company’s principal place of business. Due to the election approved above, the Executive Office of the Company shall henceforth be composed of the following individuals: Carlos José Fadigas de Souza Filho – Chief Executive Officer; Décio Fabricio Oddone da Costa, Edmundo José Correia Aires, Luciano Nitrini Guidolin, Mario Augusto da Silva – Investor Relations Officer; Maurício Roberto de Carvalho Ferro and Marcelo de Oliveira Cerqueira.  II) Subjects for Acknowledgement: Nothing to Register. III) Subjects of Interest to the Company:  Nothing to register. IV)  Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the attending Board Members, by the Chairman and by the Secretary of the Meeting. São Paulo, October 21, 2013. Sgd: Marcelo Bahia Odebrecht - Chairman; Marcella Menezes Ferreira de Souza Fagundes – Secretary; José Carlos Cosenza; Álvaro Fernandes da Cunha Filho; Alfredo Lisboa Ribeiro Tellechea; Almir Guilherme Barbassa; Marcela Aparecida Drehmer Andrade; José Alcides Santoro Martins; Luiz de Mendonça; Monica Bahia Odebrecht; Patrick Horbach Fairon and Roberto Zurli Machado.

The above matches the original recorded in the proper book.

Marcella Menezes Ferreira de Souza Fagundes

Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)   3504-7932

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2013
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.